03038441

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECEIVED NOV 24 2003

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.	0000811785
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K dated November 21, 2003	000-16107, 333-109722
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part) (Give Period of Report)	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 21, 2003.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Howard Darmstadter
Title: Assistant Secretary

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

RECEIVED NOV 24 2003 181

Date of Report: November 21, 2003
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2003-10)
(Exact name of registrant as specified in charter)

Delaware	000-16107, 333-109722	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

1000 Technology Drive, O'Fallon, Missouri	63304
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code (636) 261-1313

(Former name, former address and former fiscal year, if changed since last report.)

Item 5. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2003-10

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Lehman Brothers Inc. that are required to be filed pursuant to such letters.

G:\425_LEGAL\CAPITAL MARKETS\S&F\MORTGAGE\CMSI\2003\2003-10\8-K\8-KCOMPMATS2003-10V1.DOC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: ______________________
Howard Darmstadter
Assistant Secretary

Dated: November 21, 2003

EXHIBIT INDEX

G:\425_LEGAL\CAPITAL MARKETS\S&F\MORTGAGE\CMSI\2003\2003-10\8-K\8-KCOMPMATS2003-10V1.DOC

Yield Table - Bond A1

Settle as of 11/25/03

Bond Summary - Bond A1			
Fixed Coupon:	4.500	Type:	Fixed
Orig Bal:	365,000,000		
Factor:	1.0000000		
Factor Date:	11/25/03	Next Pmt:	12/25/03
Delay:	24	Cusip:	T1

	0 PSA		100 PSA		200 PSA		300 PSA		400 PSA		500 PSA		600 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
97.88	4.824614	6.498	4.891487	5.248	4.963261	4.350	5.037962	3.693	5.113888	3.202	5.189774	2.827	5.264804	2.534
98.00	4.805038		4.867249		4.934023		5.003523		5.074169		5.144783		5.214604	
98.12	4.785498		4.843061		4.904846		4.969159		5.034536		5.099889		5.164511	
98.25	4.765996		4.818921		4.875730		4.934868		4.994989		5.055091		5.114526	
98.38	4.746529		4.794829		4.846675		4.900650		4.955527		5.010390		5.064647	
98.50	4.727100	6.518	4.770786	5.267	4.817682	4.368	4.866506	3.709	4.916150	3.216	4.965785	2.839	5.014875	2.545
98.62	4.707706		4.746791		4.788749		4.832435		4.876857		4.921276		4.965209	
98.75	4.688348		4.722844		4.759876		4.798436		4.837649		4.876862		4.915648	
98.88	4.669027		4.698945		4.731064		4.764510		4.798526		4.832543		4.866192	
99.00	4.649741		4.675094		4.702312		4.730657		4.759486		4.788319		4.816842	
99.12	4.630491	6.537	4.651290	5.287	4.673620	4.386	4.696875	3.726	4.720530	3.231	4.744189	2.852	4.767595	2.556
Average Life	8.35888		6.56087		5.29826		4.39566		3.73687		3.24496		2.86890	
First Pay	12/25/03		12/25/03		12/25/03		12/25/03		12/25/03		12/25/03		12/25/03	
Last Pay	08/25/18		08/25/18		08/25/18		08/25/18		08/25/18		08/25/18		08/25/18	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9528	1.0321	1.7731	2.2361	3.2036	4.2729	5.1546
Coupon			1.6250	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4919	2.1706	2.7661	3.2398	3.6236	4.1713	4.6904	4.9229	5.1708	5.3813	5.4571

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A2

Settle as of 11/25/03

Bond Summary - Bond A2			
Fixed Coupon:	4.500	Type:	Fixed
Orig Bal:	40,519,000		
Factor:	1.0000000		
Factor Date:	11/25/03	Next Pmt:	12/25/03
Delay:	24	Cusip:	T1

	0 PSA		100 PSA		200 PSA		300 PSA		400 PSA		500 PSA		600 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99.12	4.633701	6.307	4.662072	4.811	4.695412	3.762	4.731829	3.039	4.767417	2.559	4.799952	2.236	4.829368	2.006
99.25	4.613787		4.635963		4.662027		4.690501		4.718329		4.743768		4.766767	
99.38	4.593909		4.609906		4.628710		4.649255		4.669336		4.687692		4.704287	
99.50	4.574068		4.583900		4.595460		4.608092		4.620438		4.631724		4.641927	
99.62	4.554264		4.557947		4.562277		4.567009		4.571635		4.575864		4.579686	
99.75	**4.534496**	**6.326**	**4.532044**	**4.828**	**4.529161**	**3.777**	**4.526008**	**3.050**	**4.522927**	**2.568**	**4.520111**	**2.243**	**4.517565**	**2.013**
99.88	4.514765		4.506193		4.496111		4.485088		4.474313		4.464464		4.455562	
100.00	4.495069		4.480393		4.463128		4.444249		4.425793		4.408924		4.393678	
100.12	4.475410		4.454643		4.430211		4.403490		4.377366		4.353490		4.331912	
100.25	4.455787		4.428944		4.397360		4.362812		4.329033		4.298162		4.270264	
100.38	4.436199	6.345	4.403296	4.846	4.364575	3.791	4.322213	3.061	4.280793	2.576	4.242939	2.251	4.208733	2.020
Average Life	7.99449		5.85631		4.40739		3.44993		2.84430		2.45288		2.18275	
First Pay	12/25/03		12/25/03		12/25/03		12/25/03		12/25/03		12/25/03		12/25/03	
Last Pay	01/25/18		04/25/17		08/25/15		01/25/13		09/25/10		04/25/09		06/25/08	
Sprd/ALife/Tsy	64/7.99		111/5.86		154/4.41		196/3.45		223/2.84		243/2.45		257/2.18	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9528	1.0321	1.7731	2.2361	3.2036	4.2729	5.1546
Coupon			1.6250	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4919	2.1706	2.7661	3.2398	3.6236	4.1713	4.6904	4.9229	5.1708	5.3813	5.4571

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.